

BILL OTTMAN

Co-Founder and CEO of Minds

Bill founded Minds in 2011 with the goal of bringing a free, open source and sustainable social network to the world. He co-founded multiple viral media organizations, holds a fellowship at Boston Global Forum and serves on the Advisory Board of Code To Inspire, a non-profit building coding schools for women in Afghanistan. He graduated from University of Vermont with a BA in English and currently resides in Connecticut.